FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant–s “home country“), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Monthly Sales Report – March 2003“, dated on April 7, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 8, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

AU Optronics Corp. Monthly Sales Report March 2003

Issued by: AU Optronics Corp.
Issued on: April 7, 2003

Hsin Chu, Taiwan, April 7, 2003 –

      AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced that consolidated net sales revenue for March 2003 totaled NT$6,786 million, while unconsolidated net sales was NT$6,371 million.

Consolidated revenues for March 2003 rose 17.4% on a month-over-month basis, while unconsolidated revenues for the month increased 18.0% in comparison with February 2003. For the quarter ended March 31, 2003, consolidated and unconsolidated net sales revenues totaled NT$18,263 million and NT$17,115 million, respectively.

Sales Report: (Unit: NT$ million)

Net Sales(1)	2003(2)	2002	Growth
March (Unconsolidated)	6,371	7,123	-10.6%
March (Consolidated)(3)(4)	6,786	n.a.	n.a.

(1):    All figures are prepared in accordance with generally accepted accounting principles in Taiwan.

(2):    Year 2003 figures have not been audited, prepared by AU Optronics Corp.

(3):    All consolidated figures are unaudited, prepared by AU Optronics Corp.

(4):    Including AU Optronics Corporation (“AUT”), AU Optronics (Lauban) Corporation (AUL), and AU Optronics (Suzhou) Corporation (“AUS”).

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FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com